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                                                                      Exhibit 42

                            PRESS RELEASE OLIMPIA SPA
                            -------------------------

                                                         Milan, 11 November 2003



Following the publication of articles in the daily press and in order to ensure equality of information to the market, Olimpia announces that a meeting of the Board of Directors has been called for Thursday 13 November to approve a capital increase - in one or more tranches - of up to 800 million Euros, 700 million Euros of which are to be used to purchase Telecom Italia ordinary shares.

On 5 November an agreement with a leading bank was signed for the corresponding purchase of Telecom Italia ordinary shares at a maximum price of 2.50 Euros per share, subject to the approval of the capital increase by Olimpia's corporate bodies.

The transaction would be completed immediately following the meeting of such corporate bodies, which will likely take place on 13 November, the bank having informed the Company - at its request - that the shares in question are already in large part available to it. The price to be paid by Olimpia should be approximately 2.40 Euros per share.